MAIL STOP 3561

May 29, 2008

By U.S. Mail and facsimile to (203) 461-7490

Mr. E. Mark Rajkowski, Chief Financial Officer
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, VA 23060

      Re: MeadWestvaco Corporation
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 001-31215

Dear Mr. Rajkowski:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's discussion and analysis of financial condition and results of operations, page 14</u>

Results of Operations, page 16

1.   We note you present the non-GAAP measure of segment profit with respect to
        your business segments. We also note that restructuring charges, which have
        been excluded from this measure, may have a material impact on individual
        business segments. As discussed in Commission Release 33-7620, to the extent
        that the discussion of a segment measure where profitability is determined on a
        basis that differs from consolidated operating profit as defined by GAAP, or
        excludes the effects of items attributable to the segment, the discussion should
        address the reconciliation of those items.

Note B. Property, plant, equipment and forestlands, page 48

2.   We note that you sold your Alabama and Georgia forestlands for $2 million and a
        long-term installment note of $398 million and in connection with the sale you
        entered into a long-term fiber supply agreement with the buyer. Tell us if you
        have continuing involvement with the properties that you sold.   We also note that
        you recognized a gain of $250 million on this transaction, please tell us the
        guidance you relied upon to account for the sale.

Note G. Financial instruments, page 52

3.   We note that you use various derivative financial instruments to hedge your
        exposure to market risks. Please clarify your disclosure to include a description
        of where the net gain or loss is reported in the statement of income or other
        statement of financial performance as discussed in paragraph 45 of SFAS 133.

Note L. Restructuring charges, page 64

4.   Please provide the disclosure required by paragraph 20a of SFAS 146, or tell us
        why you believe that disclosure is not applicable to your circumstances.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Ryan Milne
Branch Chief
Office of Beverages, Apparel and
Health Care Services